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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                               HARSCO CORPORATION
             (Exact name of registrant as specified in its charter)


                   Delaware                                  23-1483991
   (State of incorporation or organization)                (IRS Employer
                                                        Identification No.)


                 P.O. Box 8888
            Camp Hill, Pennsylvania                          17001-8888
   (Address of principal executive offices)                  (Zip Code)


If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. / /

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. / /

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                  Name of each exchange on which
     to be so registered                  each class is to be registered
     -------------------                  ------------------------------
     Preferred Stock Purchase Rights      New York Stock Exchange, Inc.
                                          Pacific Exchange, Inc.

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                (Title of Class)




                                Page 1 of 6 Pages
                           Exhibit Index is on Page 6
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Item 1.     Description of Securities to be Registered.

            On June 24, 1997, the Board of Directors of Harsco Corporation, a Delaware corporation (the "Company"), declared a dividend distribution of one Preferred Stock Purchase Right ("Right") for each outstanding share of common stock, $1.25 par value (the "Common Stock"), of the Company to the stockholders of record at the close of business on September 28, 1997. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Cumulative Preferred Stock, $1.25 par value (the "Preferred Stock"), at a price of $150 per one one-hundredth of a share, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.

            Initially, the Rights will be attached to all Common Stock certificates outstanding, and no separate Right certificates will be distributed. A Distribution Date for the Rights will occur upon the earlier of
(i) 10 business days following the date (the "Stock Acquisition Date") of a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock or (ii) 10 business days following the commencement of (or a public announcement of an intention to make) a tender offer or exchange offer if, upon consummation thereof, the person or group proposing such offer would be beneficial owner of 20% or more of such outstanding shares of Common Stock.

            Until the Distribution Date, the Rights will be transferred with and only with Common Stock certificates. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after September 28, 1997 upon transfer or new issuance of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

            The Rights are not exercisable until the Distribution Date. The Rights will expire on September 27, 2007, unless earlier redeemed by the Company as described below.

            As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date. After the Distribution Date, such separate Right Certificates alone will evidence the Rights.

            In the event that, at any time following the Distribution Date, (i) the Company is the surviving corporation in a merger with an Acquiring Person and the Common Stock is not changed or exchanged, (ii) any person becomes the beneficial owner of more than 20% of the then outstanding shares of Common Stock, or (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement, provision shall be made so that each holder of a Right will thereafter have the right to receive, upon exercise thereof at


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the then current Purchase Price (as defined in the Rights Agreement) of the
Right, Common Stock (or, in certain circumstances, a combination of cash, other property, Common Stock and/or other securities) which will be calculated to have a value of two times the Purchase Price of the Right. In the event that, at any time following the Distribution Date, the Company is acquired in a merger or other business combination transaction or 50% or more of its assets or earning power is sold, provision shall be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, common stock of the acquiring entity which has a value of two times the Purchase Price of the Right. Following the occurrence of any of the events described above in this paragraph, any Rights that are or were beneficially owned by an Acquiring Person or affiliates or associates of any Acquiring Person will immediately become null and void.

            The Purchase Price payable, and the number of one one-hundredths of a share of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

            With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in the Purchase Price. In lieu of issuing fractional shares the Company, in its discretion, may make an adjustment in cash which would be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise of the Right.

            At any time until 10 business days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.05 per Right (the "Redemption Price"), subject to extension. Immediately upon the action of the Board of Directors of the Company ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

            Until a Right is exercised, it will not entitle the holder thereof to any rights as a stockholder of the Company (other than those of an existing stockholder), including, without limitation, the right to vote or to receive dividends.

            The provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board (in certain circumstances, with the concurrence of the Disinterested Directors) in order to cure any ambiguity, to make any changes which do not adversely affect the interests of holders of the Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period, provided that no


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amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

            As of September 12, 1997, there were 48,370,086 shares of Common Stock outstanding and 17,389,348 shares in the treasury. As of September 12, 1997 there were 3,584,360 shares of Common Stock reserved for issuance pursuant to the Company's 1995 Executive Incentive Compensation Plan and the 1995 Non-Employee Directors' Stock Plan. Each outstanding share of Common Stock on September 28, 1997 will receive one Right. As long as the Rights are attached to the Common Stock, the Company will issue one Right for each share of Common Stock issued between the Record Date and the Distribution Date so that all such shares will have attached Rights, subject to adjustment pursuant to the terms of the Rights Agreement. 750,000 shares of Preferred Stock will be reserved for issuance upon exercise of the Rights.

            The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without also acquiring a substantial number of Rights. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company since the Board of Directors may, at its option, at any time prior to the close of business, on the earlier of (i) tenth business day (subject to the right of the Board of Directors to extend such date) following the Stock Acquisition Date or (ii) September 27, 2007 redeem all but not less than all the then outstanding Rights at the Redemption Price.

            The form of Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit B the form of Rights Certificate, is attached hereto as Exhibit 1 and its incorporated herein by reference in its entirety. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Form of Rights Agreement (and the exhibits thereto) attached hereto as
Exhibit 1.

Item 2.     Exhibits.

Exhibit 1 Form of Rights Agreement, dated as of September 28, 1997 between Harsco Corporation and ChaseMellon Shareholder Services, L.L.C. which includes as Exhibit B thereto the Form of Rights Certificate. Pursuant to the Rights Agreement, Rights Certificates will not be mailed until after the earlier of (i) the tenth business day after the Stock Acquisition Date or (ii) the tenth business day after the date of the commencement of, or first public announcement of the intent to commence, a tender or exchange offer by any person or group of affiliated or associated persons, if upon consummation thereof, such person or group would be the beneficial owner of 20% or more of such outstanding shares of Common Stock.

Exhibit 2 Letter to holders of Harsco Corporation's Common Stock, dated July 28, 1997, including the Summary of Rights.




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                                    SIGNATURE


            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



Date:  September 26, 1997               Harsco Corporation




                                          /s/  Derek C. Hathaway
                                        ----------------------------------------
                                        Name:  Derek C. Hathaway
                                        Title: Chairman, President &
                                                Chief Executive Officer




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                                  EXHIBIT INDEX




                                                                               Page
                                                                               ----
Exhibit 1                                                                        7
            Form of Rights Agreement, dated as of September 28, 1997
            between Harsco Corporation and ChaseMellon Shareholder
            Services, L.L.C. which includes as Exhibit B thereto the
            Form of Rights Certificate.  Pursuant to the Rights
            Agreement, Rights Certificates will not be mailed until
            after the earlier of (i) the tenth business day after the
            Stock Acquisition Date or (ii) the tenth business day after the date of the commencement of, or first public
            announcement of the intent to commence, a tender or
            exchange offer by any person or group of affiliated or
            associated persons, if upon consummation thereof, such
            person or group would be the beneficial owner of 20% or
            more of such outstanding shares of Common Stock.

Exhibit 2                                                                       63
            Letter to holders of Harsco Corporation's Common Stock, dated
            July 28, 1997, including the Summary of Rights.




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